Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Year ended December 31,					Nine months ended September 30,
	2008	2009	2010	2011	2012	2013
	(in thousands)
Consolidated loss from continuing operations	$(10,224)	$(2,768)	$(17,725)	$(17,184)	$(15,941)	$(8,850)
Fixed charges:
Interest expense	—	—	—	358	241	—
Amortization of debt issuance costs	—	—	—	12	44	—
Estimated interest portion of rental expense	332	356	480	574	1,035	992

Total fixed charges	332	356	480	944	1,320	992
Net loss from continuing operations plus fixed charges	$(9,892)	$(2,412)	$(17,245)	$(16,240)	$(14,621)	$(7,858)

Ratio of earnings to fixed charges(1)	N/A	N/A	N/A	N/A	N/A	N/A

(1)	Due to the Company's consolidated loss from continuing operations for the years ended December 31, 2008, 2009, 2010, 2011 and 2012 and for the nine months ended September 30, 2013, earnings were insufficient to cover fixed charges by $10,224,000, $2,768,000, $17,725,000, $17,184,000, $15,941,000 and $8,850,000, respectively.